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FORM 10-C

Securities and Exchange Commission
Washington, DC  20549

Report by issuer of securities quoted on The NASDAQ Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

The Duriron Company, Inc.
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Exact Name of Issuer As Specified in Charter

3100 Research Boulevard, Dayton, Ohio  45420
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Address of Principal Executive Offices

(513) 476-6100
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Issuer's Telephone Number Including Area Code


I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security   Common Stock, $1.25 par value per share
                        --------------------------------------------------------

2.  Number of shares outstanding before the change    19,046,204
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3.  Number of shares outstanding after the change     24,394,204
                                                   -----------------------------

4.  Effective date of change      November 30, 1995
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5.  Method of change     Acquisition/Merger
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Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

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Give brief description of transaction

Acquisition of Durametallic Corporation, effected by means of a merger in which shares of Duriron Common Stock were issued in exchange for all outstanding Durametallic Common Shares.

II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change
                        --------------------------------------------------------

2.  Name after change
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3.  Effective date of charter amendment changing name
                                                       -------------------------

4.  Date of shareholder approval of change, if required
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                                          /s/ Ronald F. Shuff
                                          Ronald F. Shuff, Vice President
                                          Secretary, and General Counsel
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Date December 8, 1995                     Officer's Signature and Title